UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. [____])*

                          DUQUESNE LIGHT HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    266233105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Dunia Wright
                        Industry Funds Management Pty Ltd
                           Level 29, 2 Lonsdale Street
                          Melbourne VIC, Australia 3000
                                 (613) 9923 7152
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JULY 5, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------                      --------------------------
CUSIP No.  266233105                                  Page 2 of 12 Pages
--------------------------------                      --------------------------

--------------------------------------------------------------------------------
    1        NAME OF REPORTING PERSONS

             Industry Funds Management (Nominees) Limited

--------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
             (a) |_|
             (b)  X
--------------------------------------------------------------------------------
    3        SEC USE ONLY

--------------------------------------------------------------------------------
    4        SOURCE OF FUNDS (See Instructions)

             WC
--------------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         |_|

--------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Australia
--------------------------------------------------------------------------------
                       7      SOLE VOTING POWER

                              2,017,405 shares
                     -----------------------------------------------------------
      NUMBER OF        8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY             0 shares
       OWNED BY      -----------------------------------------------------------
         EACH          9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                2,017,405 shares
         WITH        -----------------------------------------------------------
                      10      SHARED DISPOSITIVE POWER

                              0 shares
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,017,405 shares, Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES (See Instructions)                                      |X|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.28%(1)
--------------------------------------------------------------------------------

     ----------------------
     (1)  Based on the representation of Duquesne Light Holdings ("Duquesne") in
          Section 3.3(a) of the Stock Purchase Agreement (as defined in Item 4 below) that 79,614,546 shares of the Common Stock (as defined in Item 1 below) were outstanding as of July 3, 2006, and adding to that number (i) the 6,818,827 shares of Common Stock to be issued in connection with the DIHL Purchase (as defined in Item 4 below) and
          (ii) the 2,017,405 shares to be

--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON (See Instructions)

             OO(2)
--------------------------------------------------------------------------------





     ----------------------
          issued in connection with the IFM Purchase (as defined in Item 4 below) (collectively, the "Declared Shares Outstanding").

     (2) Industry Funds Management (Nominees) Limited is a public company incorporated in Australia.

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Common Stock, no par value (the "Common Stock"), of Duquesne Light Holdings, Inc., a Pennsylvania corporation ("Duquesne"). The principal executive offices of Duquesne are located at 411 Seventh Avenue, Pittsburgh, PA 15219.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust ("IFM")(3). IFM is a public company incorporated in Australia, and its principal business is the acquisition and holding of investments in international infrastructure assets. The address and principal office of IFM is Level 29, 2 Lonsdale Street Melbourne VIC, Australia 3000.

         The name, business address, present principal occupation or employment and citizenship of each director of IFM are set forth in Schedule A attached hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of IFM are set forth in Schedule B attached hereto and are incorporated herein by reference.

         During the last five years, neither IFM nor, to the knowledge of IFM, any of the persons listed on Schedule A and Schedule B attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations.

         The source of funding for IFM's acquisition of shares of the Common Stock (the "Acquisition") is working capital.

         The description of the Acquisition set forth in Item 4 below, including information respecting the amount of funds to be used in making the purchases thereunder, is incorporated by reference in its entirety into this Item 3.

Item 4.  Purpose of Transaction.

The Acquisition
---------------

         The Acquisition will be made pursuant to a Stock Purchase Agreement, dated as of July 5, 2006 (the "Stock Purchase Agreement"), by and among IFM, Duet Investment Holdings

--------------------
(3) Neither the present filing nor anything contained herein shall be construed as an admission that IFM constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Limited ("DIHL") and Duquesne, a copy of which is Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference. The description of the Stock Purchase Agreement set forth herein is qualified in its entirety by reference to the copy filed as Exhibit 99.2 to this Schedule 13D. Under the terms of the Stock Purchase Agreement, IFM will purchase 2,017,405 shares of the Common Stock at a purchase price of $16.00 per share and an aggregate purchase price of $32,278,480.00 (the "IFM Purchase") at a purchase price of $16.00 per share (the "Acquisition Price"). DIHL will purchase 6,818,827 shares of the Common Stock at the Acquisition Price and an aggregate purchase price of $109,101,232.00 (the "DIHL Purchase" and together with the IFM Purchase, the "Duquesne Purchases").

         These purchases are subject to two main conditions (in addition to customary closing conditions). The first condition ("Condition I") is that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") is terminated or expires without the DIHL, IFM or Duquesne receiving a request for additional information from the Federal Trade Commission ("FTC") or the Department of Justice ("DOJ"). If this condition is not met, DIHL will instead purchase 3,543,750 shares of the Common Stock at a purchase price of $16.00 per share and 3,275,077 shares of Duquesne's Series B Preferred Stock (Participating Convertible) (the "Preferred Stock") at a purchase price of $16,000.00 per share (the "DIHL Alternative Purchase" and together with the IFM Purchase in the circumstances described in this paragraph, the "Duquesne Alternative Purchases"). Neither the Acquisition Price nor the IFM Purchase will be affected. Each share of the Preferred Stock is convertible into 1,000 shares of the Common Stock.

         The second condition ("Condition II") is that neither the Duquesne Purchases nor the Duquesne Alternative Purchases may result in DIHL and IFM together holding more than 9.99% of the outstanding shares of the Common Stock as of the closing of the Duquesne Purchases or the Duquesne Alternative Purchases, as applicable. For purposes of calculating the percentage of outstanding shares of the Common Stock to be held by DIHL as of the closing of the DIHL Alternative Purchase, the conversion of each share of Preferred Stock into 1,000 shares of Common Stock is assumed.

         If Condition I has been met but Condition II has not been met (and therefore both DIHL and IFM are purchasing only Common Stock), the number of shares of Common Stock to be purchased in the Duquesne Purchases will be reduced pro rata so that, after the Duquesne Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Purchases.

         If Condition I has not been met and Condition II has not been met (and therefore DIHL is purchasing both Common Stock and Preferred Stock), the number of shares of Preferred Stock to be purchased by DIHL and the number of shares of Common Stock to be purchased by IFM will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases (assuming the conversion of each purchased share of Preferred Stock into 1,000 shares of Common Stock). If, after reducing the number of shares of Preferred Stock to be purchased by DIHL to zero, Condition II still is not met, the number of shares of Common Stock to be purchased by DIHL in the DIHL Alternative Purchase and the remaining number of shares of Common Stock to be purchased by IFM in the IFM Purchase will be reduced pro rata so that, after the Duquesne Alternative Purchases are completed, DIHL and IFM together will hold 9.99% of the Common Stock as of the closing of the Duquesne Alternative Purchases.

         The Stock Purchase Agreement requires that Duquesne make a filing with the Federal Energy Regulatory Commission ("FERC") to permit IFM and DIHL to exercise without restriction the voting rights of all of the securities it purchases (such permission, the "FERC Approval"). The shares of Preferred Stock will be automatically converted to shares of Common Stock upon the later of the expiration or termination of the applicable waiting period under the HSR Act and the receipt of the FERC Approval.

         The closing date for the Duquesne Purchases will be the later of (i) July 27, 2006 and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived. The closing date for the Duquesne Alternative Purchases (if applicable) will be the later of
(i) five business days after the applicable waiting period under the HSR Act would have expired if none of the parties to the Stock Purchase Agreement had received a request for additional information from the FTC or the DOJ and (ii) three business days after the closing conditions described in the Stock Purchase Agreement have been met or waived, provided that the closing date of the Duquesne Alternative Purchases will be no later than August 15, 2006.

The Merger and the Equity Contribution
--------------------------------------

         DIHL, IFM and Duquesne entered into the Stock Purchase Agreement in connection with a separate agreement by Duquesne to be acquired by Castor Holdings LLC, a Delaware limited liability company ("Holdings") in which both DIHL and IFM are members, pursuant to an Agreement and Plan of Merger, dated as of July 5, 2006, by and among Duquesne, Holdings and Castor Merger Sub Inc. ("Merger Sub") (the "Merger Agreement"), a copy of which is Exhibit 99.2 to this
Schedule 13D and is incorporated herein by reference. The purchase of Common Stock and, potentially, Preferred Stock, in the Acquisition is not conditioned upon consummation of the acquisition of Duquesne pursuant to the Merger Agreement.

         Pursuant to the terms of the Merger Agreement, and subject to the conditions set forth therein, Merger Sub will merge with and into Duquesne (the "Merger"), with Duquesne continuing as the surviving corporation. At the effective time of the Merger (i) each then outstanding share of Common Stock (excluding any shares of Common Stock owned by Duquesne, Holdings or any wholly-owned subsidiary of Holdings or Duquesne, but not excluding shares held by Duquesne Light Company) will be converted into the right to receive $20.00 in cash, without interest and (ii) each then outstanding share of Preferred Stock will be converted into the right to receive $20,000.00 in cash, without interest (the "Merger Consideration").

         Under the terms of the Merger Agreement, Duquesne may terminate the Merger Agreement should the Stock Purchase Agreement be terminated prior to the effective time of the Merger for reasons other than breach of the terms of the Stock Purchase Agreement by Duquesne or should the parties thereto otherwise fail to consummate the Acquisition upon the satisfaction or waiver of the closing conditions set forth in the Stock Purchase Agreement.

         In connection with the transactions contemplated by the Merger Agreement, Holdings and all of its members, a list of whom is set forth on
Schedule VI hereto (the "Members"), entered into an Equity Contribution Agreement, dated as of July 3, 2006 (the "Equity Contribution Agreement"), a copy of which is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference. Pursuant to the Equity Contribution Agreement, each of the Members agreed, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, to contribute an aggregate amount of $1,129,250,000 in order to fund Holdings' payment of the Merger Consideration in exchange for equity interests in Holdings (the "Equity Contributions"). Each Member's Equity Contribution is subject to downward adjustment for certain advances to be made by each Member to fund Holdings' expenses in connection with the Merger and to an escrow account for the satisfaction of claims of Duquesne against Holdings or Merger Sub under the Merger Agreement, Stock Purchase Agreement or the Equity Contribution Agreement.

         Under the terms of the Equity Contribution Agreement, DIHL and IFM (each an "Investor") have granted Holdings the right to purchase the shares of Common Stock and Preferred Stock, as applicable, purchased by each of DIHL and IFM (the "Purchased Shares") pursuant to the terms of the Acquisition and still owned by them as of immediately prior to closing of the Merger at a price equal to the Acquisition Price (the "Holdings Call Option"). Additionally, Holdings has granted each Investor the right to purchase equity interests in Holdings in exchange for the Purchased Shares or, if an Investor no longer owns Purchased Shares, for cash in an amount which allows an Investor to realize the difference between the Acquisition Price and the Merger Consideration per share that it would have realized had the Investor received the Merger Consideration in the Merger (the "Investor Call Option"). Each of the Holdings Call Option or the Investor Call Option may be exercised on or after the date nine days after Holdings has notified the Members that the conditions set forth in the Merger Agreement have been satisfied or waived and prior to the earlier of the effective time of the Merger or the termination of the Merger Agreement. The exercise of either or both of the Holdings Call Option or the Investor Call Option will serve to reduce the Equity Contribution to be made by the applicable Investor by an amount equal to the number of Purchased Shares transferred by such Investor to Holdings pursuant to the option exercised multiplied by the Merger Consideration.

         IFM intends to evaluate periodically the advisability of continuing to hold or selling the Purchased Shares based upon the trading price of Common Stock, the liquidity requirements of IFM and the progress of the Merger. In connection with these evaluations, IFM may study or prepare plans or proposals to facilitate dispositions of Purchased Shares and may change their current intentions with respect to Purchased Shares. The Purchased Shares are subject to certain restrictions on transfer as set forth in the Stock Purchase Agreement; however IFM reserves the right to transfer or cause IFM to transfer, as applicable, the shares of Common Stock purchased by IFM, subject to those restrictions.

         The Merger Agreement is expected to result in the acquisition by Holdings of all of the Common Stock pursuant to the Merger, accompanied by a delisting and deregistration of the Common Stock and change in all of Duquesne's directors and a change in Duquesne's capitalization as a result of the indebtedness intended to be incurred in connection with the Merger. In addition, the Merger Agreement grants Holdings certain consent rights with respect to matters outside Duquesne's usual course of business or as to certain specified matters and IFM will be involved as an investor in Holdings in deciding whether to grant any such consents and as to other business matters on which Duquesne and Holdings may confer.

         Other than as described above, IFM does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although IFM reserves the right to develop such plans or proposals.

Item 5.  Interest in Securities of the Issuer.

(a) As of the closing of the Acquisition (the description of which in Item 4 above is incorporated by reference in its entirety into this Item 5), IFM may be deemed to beneficially own the 2,017,405 shares of the Common Stock to be purchased by IFM (the "IFM Shares"), over all of which shares IFM has dispositive power and voting power. Such IFM Shares constitute 2.28% of the outstanding shares of the Common Stock, based on the representation of Duquesne in the Stock Purchase Agreement that 79,614,546 shares of the Common Stock were outstanding as of July 3, 2006, and adding to that number (i) the 6,818,827 shares of Common Stock to be issued in connection with the DIHL Purchase and
(ii) the 2,017,405 shares to be issued in connection with the IFM Purchase (collectively, the "Declared Shares Outstanding").

         As a result of the matters described in Item 4 above, IFM may be deemed to constitute a "group", within the meaning of Section 13(d)(3) of the Exchange Act, with DIHL and certain of its affiliated entities described in the Schedule 13D filed by DIHL on the date hereof and Holdings. Accordingly, IFM may be deemed to beneficially own any shares of Common Stock that may be beneficially owned by such other persons. IFM does not have information about any shares of Common Stock that may be beneficially owned by such other persons, other than the 6,818,827 shares of Common Stock which DIHL will acquire in the Acquisition (the "DIHL Shares"). The DIHL Shares constitute 7.71% of the outstanding shares of Common Stock, based on the Declared Shares Outstanding. IFM hereby disclaims beneficial ownership of the DIHL Shares and any shares of Common Stock that may be or are beneficially owned by DIHL or Holdings.

(b) The description set forth in Item 5(a) above is incorporated by reference in its entirety into this Item 5(b).

(c) Other than in connection with the Acquisition, IFM has not effected transactions in the Common Stock in the past sixty days.

(d) No other person is known by IFM to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Equity Contribution Agreement, the Merger Agreement and the Stock Purchase Agreement (each of which is defined and described in Item 4, which definitions and descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6.

         Except as described herein, none of IFM or, to the knowledge of IFM, any of the persons listed on Schedule A and Schedule B attached hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of Duquesne.

Item 7.  Materials to be Filed as Exhibits.

              Exhibit No.         Description

                   99.1 Stock Purchase Agreement, dated as of July 5, 2006, by and among Duquesne Light Holdings, Inc., DUET Investment Holdings Limited and Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale Trust (incorporated by reference to Exhibit 10.1 to the Form 8-K of Duquesne Light Holdings, Inc. filed with the SEC on July 6, 2006, File No. 001-10290).
                   99.2 Agreement and Plan of Merger, dated as of July 5, 2006, by and among Duquesne Light Holdings, Inc., Castor Holdings LLC and Castor Merger Sub Inc. (incorporated by reference to Exhibit
                                  2.1 to the Form 8-K of Duquesne Light
                                  Holdings, Inc. filed with the SEC on July 6,
                                  2006, File No. 001-10290).
                   99.3 Equity Contribution Agreement, dated as of July 3, 2006, by and among DUET Investment Holdings Limited, Industry Funds Management (Nominees) Limited, as trustee of the IFM (International Infrastructure) Wholesale
                                  Trust, CLH Holdings, GP, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie Global Infrastructure Fund IIA, Macquarie Specialised Asset Management 2 Limited, as responsible entity for Macquarie Global Infrastructure Fund IIB, Macquarie Specialised Asset Management Limited, as responsible entity for Macquarie-FSS Infrastructure Trust, Motor Trades Association of Australia Superannuation Fund Pty Limited, and SAS Trustee Corporation, as trustee for the STC Funds, as that expression is defined by the Superannuation Administration Act of 1996 (NSW), on the one hand, and Castor Holdings LLC, on the other hand (incorporated by reference to Exhibit
                                  99.4 to the Schedule 13D of DUET Investment
                                  Holdings Ltd filed with the SEC on July 17,
                                  2006, File No. 005-40489).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

July 17, 2006                                   INDUSTRY FUNDS MANAGEMENT
                                                (NOMINEES) LIMITED


                                                       /s/ Dunia Wright
                                                --------------------------------
                                                           Signature


                                                     Dunia Wright, Director
                                                --------------------------------
                                                           Name/Title

                                                  SCHEDULE A

           Name                Residence/ Business                 Principal Occupation/           Citizenship
                                     Address                             Employment

Damian Joseph Maloney       Level 29, 2 Lonesdale Street,    General Manager of Industry Funds      Australia
                            Melbourne Victoria, Australia    Management Pty Limited
                            3000
Judith Ann Smith            Level 29, 2 Lonesdale Street,    Senior Investment Manager -            Australia
                            Melbourne Victoria, Australia    Private Equity of Industry Funds
                            3000                             Management Pty Ltd.
Anthony Stewart Wamsteker   Level 29, 2 Lonesdale Street,    Chief Executive Officer of Members     Australia
                            Melbourne Victoria, Australia    Equity Bank Pty Ltd.
                            3000
Gary Arthur Weaven          Level 29, 2 Lonesdale Street,    Executive Chair of Industry Funds      Australia
                            Melbourne Victoria, Australia    Services Pty Ltd.
                            3000
Dunia Mary Wright           Level 29, 2 Lonesdale Street,    Senior Manager - Commercial of         Australia
                            Melbourne Victoria, Australia    Industry Funds Management Pty Ltd.
                            3000

                                                  SCHEDULE B

       Name                Residence/ Business                 Principal Occupation/           Citizenship
                                     Address                             Employment

Damian Joseph Maloney      Level 29, 2 Lonesdale            General Manager                    Australia
                           Street, Melbourne
                           Victoria, Australia 3000
Judith Ann Smith           Level 29, 2 Lonesdale            Senior Investment Manager -        Australia
                           Street, Melbourne                Private Equity
                           Victoria, Australia 3000
Dunia Mary Wright          Level 29, 2 Lonesdale            Senior Manager - Commercial        Australia
                           Street, Melbourne
                           Victoria, Australia 3000